Exhibit 99.171

The acquisition of E3 Energy Inc. was not a “significant” acquisition (within the meaning of Regulation S-X under the U.S. Securities Exchange Act of 1934, as amended) at a 30% significance level, so a separate reconciliation of the included E3 financial statements was not required.